

MAIL STOP 4631

November 3, 2010

Leon D. Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

RE: Apollo Global Management, LLC
        Registration Statement on Form S-1
        Amended October 7, 2010
        File Number 333-150141

Dear: Mr. Black:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. Please include an explanatory note after the facing page of the registration statement and before the prospectuses explaining that the registration statement contains two forms of prospectus, explaining why this is the case and describing the material differences in the offerings made under each prospectus. For example, state how many shares each prospectus covers, who is offering the shares (the company and/or selling shareholders) and the underwriting or plan of distribution for each offering.

2. We note that you intend to offer shares for resale under the each of the prospectuses that were sold in the 144A offering. We assume a portion of the shares sold in that offering will be included in the IPO prospectus and that remainder will be included in the resale prospectus. Please confirm supplementally whether this is your intention, and note that we may have additional comments when you amend to include the selling shareholder information in each filing.

3. Please note the updating requirements of Rule 3-12 of Regulation S-X.

The Private Offering Transactions and the Strategic Investors Transaction, page 14

4. We note disclosures several places in the IPO prospectus which state that this prospectus is part of a shelf registration statement. Examples appear on page 14 under "The Private Offering Transactions and the Strategic Investors Transactions," and on page 74 under "Our Class A share price may decline …" There may be other instances where this disclosure appears as well. This disclosure may be confusing to an investor who only receives the IPO prospectus, which describes a firm underwriting. Please revise these references to provide additional context so that investors receiving the IPO prospectus understand that selling shareholders are conducting a concurrent offering of additional shares pursuant to a separate prospectus that also forms a part of this registration statement.

Summary Historical and Other Data

(g) Economic Net Income, page 35

5. We note your response to comment 12 from our letter dated April 12, 2010. Please revise your filing to specifically identify those adjustments that meet the definition of non-recurring, infrequent or unusual. Please refrain from describing any of the other charges or gains as non-recurring, infrequent or unusual. Please note that you are permitted to make these adjustments when you believe they are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.

Reconciliation of Net Loss Attributable to Apollo Global Management, LLC, page 36

6. We note your response to comment 11 from our letter dated April 12, 2010. Please revise to explain the reason for adjustment iii relating to the net loss (income) of Metals Trading Fund. In addition, please revise to explain why the amount for adjustment iv for the six months ended June 30, 2009 does not agree to the amounts presented on page 137.

Selected Financial Data, page 102

7. Please revise your table on page 103 to disclose net loss per Class A share for each period presented. Please refer to Instruction 2 to Item 301 of Regulation S-K.

Condensed Consolidated Financial Statements (Unaudited)

Non-Controlling Interests

8. We note your presentation of Net (loss) income attributable to Non-Controlling Interests in Consolidated entities and Net loss attributable to Non-Controlling Interests in Apollo Operating Group. Please revise your condensed consolidated statements of operations to only reflect one line item for all non-controlling interests, regardless of their nature. Refer to FASB ASC 810-10-50-1A. Your footnotes to your financial statements should disclose the components of this line item.   Please address this comment as it relates to your annual financial statements.

9. Pease revise your Condensed Consolidated Statement of Changes in Equity to reflect the following:

    • Show the allocation to Appropriated Partners' Deficit below total comprehensive income.
    • Present amounts of consolidated net income and consolidated comprehensive income and the related amounts of each attributable to Apollo Global Management, LLC and non-controlling interests in accordance with ASC 810-10-50-1A. Alternatively, you may present this information in a separate statement of comprehensive income.
    • Address this comment as it relates to your annual financial statements.

10. Please revise to provide the disclosures required by FASB ASC 810-10-50-1A(d) for transfers to and from your non-controlling interest.

Note 1 – Organization and Basis of Presentation, page F-8

11. Please revise to more fully explain the circumstances surrounding your decision to consolidate Apollo Metals Trading Fund, L.P. beginning in April 2010. Your disclosures on page F-14 imply that this fund was formed during the second quarter of 2010, however, disclosures on page 108 suggest the fund was formed in 2008. Please revise to clarify why you consolidated this fund beginning April 2010 instead of upon adoption of ASU 2009-17 on January 1, 2010.

Note 2 – Summary of Significant Accounting Policies, page F-9

12. Please revise the "principals of consolidation" section of your footnote to more fully explain the nature of items included in appropriated partners' deficit. It is unclear how you determined the amount of net loss to allocate to appropriated partners' deficit for the six months ended June 30, 2010.

13. Tell us why you classified the transition adjustment upon adoption of ASU 2009-17 as a component of non-controlling interests in consolidated entities rather than as an adjustment to Appropriated Partners' Deficit.

Note 3 – Investments, page F-15

14. We note your response to comment 26 from our letter dated April 12, 2010. Please explain why you did not include your contractual arrangements for fees such as management fees and carried interest in your significance test calculations and tell us the impact that the inclusion of these arrangements would have had on the results your significance tests.

15. We note your response to comment 26 from our letter dated April 12, 2010. Please revise your interim financial statements to include the disclosures required by Rule 1-02(bb)(2) of Regulation S-X or tell us why you do not believe these disclosures are applicable to you. We note that you have provided similar disclosures on page F-89 for your annual financial statements.

Note 4 – Variable Interest Entities, page F-23

16. Please revise your filing to more fully explain the activities undertaken by the VIEs that you consolidate and the specific aspects of your relationship with these VIEs that resulted in consolidation upon the adoption of ASU 2009-17.

Exhibit 8.1

17. Please revise this exhibit to state that the discussion set forth in the prospectus is the opinion of O'Melveny & Meyers, LLP.

Closing Comments

        You may contact Ernest Green at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

CC: Monica K. Thurmond, Esq.
       Fax (212) 326-2061